March 24, 2026

Someit Sidhu
Chief Executive Officer
JATT II Acquisition Corp.
153 Central Avenue C/O 56
Westfield, NJ 07091

       Re: JATT II Acquisition Corp.
           Registration Statement on Form S-1
           Filed March 13, 2026
           File No. 333-294294
Dear Someit Sidhu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pam Howell at 202-551-3357 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction